EXHIBIT 99.1

Enthusiast Gaming to Announce Second Quarter 2023 Results on Aug 14, 2023

LOS ANGELES, July 20, 2023 (GLOBE NEWSWIRE) -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ:EGLX; TSX:EGLX) today announced it plans to report financial and operating results for its second quarter ending June 30, 2023, on Monday, August 14, 2023, after the market closes. Management will host a conference call to discuss the results that same day at 5:00 p.m. ET.

Call details:

  Toll Free: 1-855-239-1101 (Conference ID: 10180990)
  Live Webcast: https://viavid.webcasts.com/starthere.jsp?ei=1624985&tp_key=d1ab3c44a1

A replay of the webcast will be available on the Investors page of the Enthusiast Gaming website at enthusiastgaming.com/investors.

About Enthusiast Gaming

Enthusiast Gaming is a leading gaming media and entertainment company, building the largest platform for video game enthusiasts and esports fans to connect and compete worldwide. Combining the elements of its five core pillars: creators, content, communities, games, and experiences, Enthusiast Gaming provides a unique opportunity for marketers to create integrated brand solutions to connect with coveted Gen Z and Millennial audiences. Through its proprietary mix of digital media, content and gaming assets, Enthusiast Gaming continues to grow its network of communities, reflecting the scale and diversity of gaming enthusiasts today.

Investor Contacts:

Enthusiast Gaming – Alex Macdonald, CFO
FNK IR – Rob Fink / Matt Chesler, CFA
investor@enthusiastgaming.com